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                                 United States
                      Securities and Exchange Commission

                            Washington, D.C. 20549

                                   Form 6-K

               Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

        Dated Report (Date of earliest event reported): October 4, 2002

                       Commission File Number 001-15190

                       SATYAM COMPUTER SERVICES LIMITED
            (Exact name of registrant as specified in its charter)

                                Not Applicable
                (Translation of registrant's name into English)

                               Republic of India
                (Jurisdiction of incorporation or organization)

                           Satyam Technology Center
                             Bahadurpally Village
                              Qutbullapur Mandal,
                             R.R. District--500855
                           Hyderabad, Andra Pradesh
                                     India
                               (91) 40-309-7505
                   (Address of principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F __X__           Form 40-F ______

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes ______              No __X__

   If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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   The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into the following registration statement: Form S-8 (Registration No. 333-13772)

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                               TABLE OF CONTENTS

                            Item 5.  Other Events.

                                   SIGNATURE

                                 EXHIBIT INDEX

                                 EXHIBIT 99.1

Item 5.  Other Events

   On October 4, 2002, the Company and its subsidiary, Satyam Infoway Limited Limited ("SIFY"), announced that they had resolved to enter into agreements with Softbank Asia Infrastructure Fund ("SAIF") and VentureTech Solutions Private Ltd. ("VentureTech"). Under these agreements, SAIF would invest US$13 million for approximately 7.56 million SIFY ADRs (one SIFY ADR is equal to one SIFY equity share) and VentureTech would invest US$3.5 million for approximately 2.03 million equity shares, with a further obligation for VentureTech to subscribe for additional equity shares for US$3.5 million on or before April 30, 2003.

   The entire proposed transaction will result in expansion of SIFY's equity base from the current outstanding 23.2 million to 34.83 million equity shares. Consequently, the Company's ownership of SIFY will be reduced from the current 52.5% of SIFY's equity shares to 35%.

   Completion of the transaction is subject to a number of conditions. The transaction is more fully described in the press release attached hereto as
Exhibit 99.1 which is incorporated herein by reference.

   IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT AND THE EXHIBITS THERETO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT AND THE EXHIBITS THERETO INCLUDE, BUT ARE NOT LIMITED TO, COMMENTS REGARDING FINANCIAL AND CORPORATE DEVELOPMENTS FOR SATYAM INFOWAY LIMITED UNDER THE ANNOUNCED TRANSACTION. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS - WE UNDERTAKE NO DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

   FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR SUBSIDIARY, SATYAM INFOWAY LIMITED, PLEASE SEE THE DISCUSSIONS UNDER THE CAPTION "RISKS RELATED TO OUR INTERNET SERVICES BUSINESS" UNDER THE HEADING "RISK FACTORS" IN OUR REPORT FOR THE QUARTER ENDED JUNE 30, 2002 FURNISHED TO THE SECURITIES EXCHANGE COMMISSION ON FORM 6-K AND THE OTHER REPORTS FILED WITH THE SECURITIES EXCHANGE COMMISSION FROM TIME TO TIME. THESE FILINGS ARE AVAILABLE AT WWW.SEC.GOV.

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                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: October 7, 2002

                                              SATYAM COMPUTER SERVICES LIMITED

                                              By: /S/  G. JAYARAMAN
                                                  -----------------------------
                                              Name: G. Jayaraman
                                              Title: Vice President Corporate
                                                   Affairs and Company Secretary

                                 EXHIBIT INDEX

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         99.1    Press Release of the Company dated October 4, 2002.
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